Exhibit 21

Subsidiaries of the Registrant

The Registrant has the following subsidiaries each of which was wholly owned by the Registrant, except as noted below:

Name	Jurisdiction of Incorporation
NDC Health Information Services (Arizona) Inc.	Delaware
Physerv Solutions, Inc.	Delaware
NDC of Canada, Inc.	Delaware
NDC Health Pharmacy Systems and Services, Inc.	Delaware
NDC Health Holding GmbH (Note 1)	Germany
NDC Health GmbH and Co. KG (Note 1)	Germany
NDC Health Management GmbH (Note 2)	Germany
NDC Health Holdings UK Limited	United Kingdom

Note 1. NDC Health GmbH and Co. KG is 51% owned by NDC Health Holding GmbH, which was 100% owned by Registrant. NDCHealth Holding GmbH was divested by the Registrant in June 2005.

Note 2. NDC Health Management GmbH is 51% owned by NDC Health Holding GmbH, which was 100% owned by Registrant. NDCHealth Holding GmbH was divested by the Registrant in June 2005.